NATURAL RESOURCE PARTNERS L.P.
601 JEFFERSON STREET, SUITE 3600
HOUSTON, TEXAS 77002
(713) 751-7507
October 3, 2005
Via EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549-7010
Attn:	H. Roger Schwall

Re:	Natural Resource Partners L.P. Form 10-K, filed February 28, 2005 File No. 001-31465
Dear Mr. Schwall:
     This letter sets forth the responses of Natural Resource Partners L.P. to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter dated September 28, 2005 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below each comment is our response.
     On Friday, September 30, 2005, we discussed the Comment Letter with Ken Schuler and Roger Baer of the Staff. Based on our conversation, we have agreed to make certain changes to our disclosure as set forth in the responses below. However, because we do not believe that our investors would consider any of these changes to be material to an investment decision in Natural Resource Partners, we do not believe Staff’s comments require an amendment to our 2004 Form 10-K. Instead, we will agree and commit to include the requested information in our 2005 Form 10-K as indicated in the responses below.
General
1.	Insert a small-scale map showing the location and access to your properties. See Item 102 (3) (B) of Regulation S-K. The maps and the associated groupings as presented on your website are acceptable. Briefly describe the road, barge and/or railroad access to each of your properties in the text. Please note that SEC’s EDGAR program now accepts

United States Securities and Exchange Commission
October 3, 2005

digital maps. So please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need additional assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

RESPONSE: As requested by the Staff, we will include in our 2005 Form 10-K maps similar to those currently presented on our website. The maps will include the major highway, waterway and rail routes through the major areas where our properties are located. In addition, the textual disclosure will describe the routes by which our coal travels to the ultimate customers.
Coal Royalty Revenues, Reserves, and Production, page 6
2.	Please provide a table showing the last three years annual production for each of your mines and the weighted average price received for the coal mined. A mine can be defined as all the mines that supply a wash plant or the grouping as presented on your website which serve a common market. It appears that Appalachia in fact serves several markets which should be separately broken out.

RESPONSE: As discussed with Mr. Schuler and Mr. Baer of the Staff, because (1) we are a land company that only owns and leases the coal reserves, (2) do operate any of the mines located on our properties and (3) do not sell the coal that the operators produce from our properties, it is extremely difficult for us to determine the weighted average price for the coal that is mined from our properties. Because we distribute all of our available cash to our investors, we believe that the more relevant metric is the revenue per ton that we receive, and this metric is disclosed in our financial statements. However, we do include disclosure in our MD&A with respect to the general pricing environment in the coal industry because we believe it is important for our investors to understand the market for our coal.

With respect to production, our operators do not always report production to us on a mine by mine basis, so it is difficult for us to track production to specific mines, although we do track production by leases. We agreed with Mr. Schuler and Mr. Baer that in future filings we would expand our current disclosure to include production and revenues, including average gross royalty per ton, for each region in Appalachia as well as the Illinois Basin and the Northern Powder River Basin.

United States Securities and Exchange Commission
October 3, 2005

3.	The production and reserves presented in the tables on page 6 are classified with assumed moisture contents on an “as-received” basis, rather than in place. The filing states the moisture assumptions of 6% for Appalachian reserves, 12% for Illinois Basin reserves and 25% for Northern Powder River Basin reserves. The moisture content of 12% and 25% appear to be in place moisture measurements and not the salable product delivered. Please check and verify the “as received” classification for your reserves.

RESPONSE: We have verified that the moisture content in our current disclosure is properly classified on an “as-received” basis.

4.	In a table, please disclose proven and probable reserves as defined in Industry Guide 7 for each mine or in grouping similar to that presented on your website serving common markets.
• Indicate tonnages that are “assigned” to an existing facility and those that have not been “assigned.”

• Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the BTU content per pound and percentage sulfur. Do not report BTU content as “dry,” but include natural moisture in the calculation.

• If coal is reported as tons in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

• In either case, with a footnote clearly disclose if the reserves reported are “in the ground” or “recoverable.”

• Provide totals to the table where appropriate.
By “assigned” and “unassigned,” we mean the following: Assigned reserves means coal which has been committed by the coal company to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to others. Unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin in the property. The primary reason for this distinction is to inform investors which coal reserves will require substantial investments before production can begin.

RESPONSE: As disclosed in our response to Comment #2 above, because we are a land company and do not engage in mining operations, we do not “assign” coal reserves to specific facilities as our lessees do. We do disclose whether our coal is steam or metallurgical, if it is leased or owned and the BTU and sulfur content. These disclosures

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October 3, 2005

are included on pages 6 and 7 of our 2004 Form 10-K. As we discussed with Mr. Schuler and Mr. Baer, we will expand these tables to include similar disclosures for each region in Appalachia. All of the coal reserves that we report are “recoverable” reserves. We will revise future disclosures to more clearly state this fact. We also agreed to add disclosure regarding the percentage of our reserves that are currently leased to third parties.

5.	Disclose the extent your reserve estimates have been reviewed by third parties, other than SEC engineers. If you have not used any third parties to review your reserves within the last three years, disclose this fact. See paragraph (b) (5) of Industry Guide 7.

RESPONSE: Our reserve estimates were reviewed by independent engineering firms at the time of our initial public offering in 2002. In connection with the acquisitions that we have made since our IPO, we have generally relied on third party reserve reports, but as of the end of 2004, we had not commissioned any new independent studies. In 2005, we have engaged Marshall Miller to review all of our Appalachian and Illinois Basin reserves and we have engaged Alan Stagg to review our Montana reserves. We expect this review to continue through 2006 and will report on the progress of the review in our 2005 Form 10-K.
If you have any questions with respect to the foregoing, please call the undersigned at 713-751-7516 or Kevin Wall, our Vice President and Chief Engineer, at 304-522-5757.
Very truly yours,
/s/ Wyatt L. Hogan
Wyatt L. Hogan
Vice President and General Counsel
cc: Ken Schuler